Exhibit 1

FOR IMMEDIATE RELEASE	27 April, 2012

| Quarterly Trading Update

¢	Reported revenues in sterling up 7.6% at £2.392 billion
¢	Reported revenues in dollars up 5.5% at $3.762 billion and in euros up 10.1% at €2.866 billion
¢	Constant currency revenues up 7.4%
¢	Like-for-like revenues up 4.0% in first quarter, gross margin[1] up 4.0%
¢	First quarter profits and operating margin above budget and ahead of last year

Quarter 1 highlights

¢	Revenue growth of 7.6%, with like-for-like growth of 4.0%, 3.4% growth from acquisitions and 0.2% from currency
¢

Growth in all regions and business sectors, characterised by particularly strong growth geographically in Asia Pacific and Latin America and functionally in advertising and media investment management and direct, digital and interactive

¢	Like-for-like gross margin growth up 4.0%
¢	Average net debt increased by £416m (-19%) to £2.644 billion reflecting an improvement on the 2011 comparative year end position
¢	Net new business of $1.855 billion in the first quarter, compared to $1.346 billion in the first quarter last year

Current trading and outlook

¢	FY 2012 quarter 1 preliminary revised forecasts | Slightly better than budget, with like-for-like revenue and gross margin growth of over 4% and headline operating margin target of 14.8% up 0.5 points
¢

Dual focus in 2012 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

¢

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and consumer insight, including data analytics and application of new technology; small and medium-sized strategically targeted acquisitions to add 0% to 5% revenues p.a.; improvement in staff cost/revenue ratio of 0.3 to 0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from margin expansion and acquisitions

[1]	Gross margin is revenue less direct costs

Review of quarter one

Revenues

As shown in the table below, in the first quarter of 2012, reported revenues were up 7.6% at £2.392 billion. Revenues in constant currency were up 7.4%, reflecting the slight weakness of the pound sterling against the US dollar partly offset by its slight strength against the Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 4.0% with gross margin also up 4.0% compared with the same period last year.

The pattern of revenue growth in 2012 has started similarly to the full year of 2011, with continuing improvement across all sectors and geographies. Advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in 2011, were the strongest by sector, with consumer insight also improving, particularly against the last quarter. Our budgets for 2012 indicated like-for-like growth of around 4% over last year and for the first three months actual performance was in line with those projections. A preliminary look at our quarter one revised forecasts indicates revenue growth slightly better than budget at over 4% and a slightly better second half. In 2011, the mature markets of the United States and Western Continental Europe slowed, although the United Kingdom, against market trends, grew strongly. This pattern has mostly continued into the first quarter of 2012 and as indicated in the budgets for this year, the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe were strongest in the first quarter, followed by the United Kingdom and Western Continental Europe.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for the first quarter of 2012, as well as the proportion of Group revenues by region;

Revenue analysis

£ million	2012	Δ reported	Δ constant[2]	Δ LFL[3]	% group	2011	% group
N. America	864	6.9%	4.9%	1.4%	36.1%	808	36.3%
United Kingdom	284	5.0%	5.0%	2.5%*	11.9%	271	12.2%
W. Europe	563	5.8%	8.2%	2.5%	23.5%	532	23.9%
AP, LA, AME, CEE[4]	681	11.2%	11.1%	9.5%	28.5%	612	27.6%
Total Group	2,392	7.6%	7.4%	4.0%*	100.0%	2,223	100.0%

* Like-for-like gross margin growth of 3.0% in the UK and 4.0% for the Group

North America, with constant currency growth of 4.9% and like-for-like growth of 1.4% was up on the last quarter, but slower than last year, with less growth in parts of the Group’s advertising businesses, consumer insight and public relations and public affairs.

The United Kingdom, with constant currency growth of 5.0%, was up 2.5% like-for-like, ahead of budget with strong growth in advertising and media investment management, partly offset by slower growth in consumer insight and direct, digital and interactive. Gross margin like-for-like growth was stronger at 3.0%.

[2]	Percentage change at constant currency exchange rates
[3]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[4]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Western Continental Europe, although macro-economically more difficult, grew like-for-like revenues at 2.5%, which is ahead of the full year growth in 2011 of 2.2%. Belgium, Italy, Switzerland and Turkey grew well above the average with Austria, Germany, the Netherlands and Scandinavia also better. France and especially Greece, Portugal and Spain continue to be affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, with constant currency revenues up 11.1% and like-for-like revenues up 9.5%, principally driven by Latin America and the BRICs5 and Next 116 parts of Asia Pacific and the CIVETS7 and the MIST8. Central and Eastern Europe were also up above the Group average.

Latin America showed the strongest growth of all of our sub-regions in the first quarter, with constant currency revenues up 16.3% and like-for-like revenues up 14.1%. The Middle East, as in 2011 remains the most challenged sub-region, although better than last year. In Central and Eastern Europe, like-for-like revenues were up 5.3%, with Russia, Poland, Kazakhstan and Romania up strongly, but Hungary, the Czech Republic, Slovakia and the Ukraine more challenging. Growth in the BRICs, was over 16%, on a like-for-like basis, with Next 11 and CIVETS up almost 10% and almost 7% respectively on the same basis. The MIST was up over 11%.

In the first quarter of 2012, 28.5% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – almost one percentage point more compared with the previous year and against the Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues by those sectors;

Revenue analysis

£ million	2012	Δ reported	Δ constant[9]	Δ LFL[10]	% group	2011	% group
AMIM[11]	973	8.3%	8.4%	6.2%	40.7%	899	40.4%
Consumer Insight	569	3.0%	3.3%	1.3%*	23.8%	553	24.9%
PR & PA12	225	8.1%	6.8%	1.9%	9.4%	208	9.4%
BI, HC & SC13	625	10.8%	10.0%	3.8%	26.1%	563	25.3%
Total Group	2,392	7.6%	7.4%	4.0%*	100.0%	2,223	100.0%

* Like-for-like gross margin growth of 0.6% in Consumer Insight and 4.0% for the Group

[5]	Brazil, Russia, India and China (accounting for almost $500 million revenues, including associates, in the first quarter)
[6]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran, accounting for over $160 million revenues, including associates, in the first quarter)

[7]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for almost $180 million revenues, including associates, in the first quarter)
[8]	Mexico, Indonesia, South Korea and Turkey, (accounting for almost $130 million revenues, including associates, in the first quarter)
[9]	Percentage change at constant currency exchange rates
[10]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[11]	Advertising, Media Investment Management
[13]	Public Relations & Public Affairs
[13]	Branding and Identity, Healthcare and Specialist Communications

In the first quarter of 2012, almost 31% of the Group’s revenues came from direct, digital and interactive, up 2 percentage points from the previous year. Digital revenues across the Group were up 8% like-for-like.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 8.4% with like-for-like growth of 6.2%, the strongest performing sector. Of the Group’s advertising networks, as in the latter part of 2011, Ogilvy & Mather Advertising and Grey had a strong start to the year, particularly in the United States and Latin America, following several major new business successes in 2011. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and this has continued into the first quarter of 2012, with constant currency revenues up 15% for the first quarter and like-for-like growth up 13%. This like-for-like growth rate is yet again stronger than pure play media planning and buying competitors.

The Group gained a total of £1.159 billion ($1.855 billion) in net new business wins (including all losses) in the first quarter, compared to £841 million ($1.346 billion) in the same period last year. Of this, Ogilvy & Mather Worldwide, JWT, Y&R, Grey and United generated net new business billings of £285 million ($455 million). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £629 million ($1.006 billion). This new business performance ranks in the top half of the class in the first quarter.

Consumer Insight

On a constant currency basis, consumer insight revenues grew 3.3%, with like-for-like revenues up 1.3%, a significant improvement on the last quarter. TNS Custom had its strongest like-for-like growth since 2008.

Public Relations and Public Affairs

In constant currencies public relations and public affairs revenues were up 6.8% and up 1.9% like-for-like. Burson-Marsteller and Cohn & Wolfe showed the strongest growth.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.0% with like-for-like growth of 3.8%. The Group’s Specialist Communications businesses performed strongly in the first quarter together, followed by direct, digital and interactive and healthcare.

Operating profitability

In the first quarter, profits and operating margins were ahead of budget and ahead of last year in line with the full year margin target of 0.5 margin points. Severance costs in the first quarter were similar to the first quarter of 2011.

We are in the process of reviewing our quarter one revised forecasts, but early indications are that revenues in the balance of the year will grow slightly better than budget, with full year like-for-like revenue growth of over 4% and a slightly stronger second half.

The number of people in the Group, on a proforma basis excluding associates, was up 2.6% or almost 2,900 at 31 March 2012 to 112,969, as compared to 31 March 2011, against an increase in revenues on the same basis of 4.0%. Similarly, the average number of people in the Group in the first quarter of this year was up slightly more at 3.3% to 113,057 compared to 109,426 for the same period last year. Since the beginning of this year, the number of people in the Group has fallen by 0.5% from 113,490 to 112,969, a lower figure than budget, reflecting continued caution by the Group’s operating companies in hiring. The preliminary quarter one revised forecast indicates an improvement in revenues over budget, whilst forecast headcount at the end of the year is predicted to be in line with budget.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 31 March 2012, the Group’s free cash flow was £1.287 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.180 billion.

Average net debt in the first quarter of 2012 was £2.644 billion, compared to £2.228 billion in 2011, at 2012 exchange rates. This represents an increase of £416 million and reflects a recent improvement in levels of working capital, since the deterioration towards the end of last year. Net debt at 31 March 2012 was £2.816 billion, compared to £2.525 billion in 2011 (at 2012 exchange rates), an increase of £291 million, reflecting increased spend on acquisitions and higher dividends partly offset by the improvement in working capital in the first quarter. The current quarterly average net debt figure of £2.644 billion compares with a market capitalisation of approximately £10.6 billion, giving an enterprise value of £13.3 billion.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight the Group completed 14 transactions in the first quarter; 10 acquisitions and investments were classified in new markets (of which 7 were in new media), 2 in consumer insight, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first quarter of 2012, acquisitions and increased equity stakes have been completed in advertising and media investment management in the Netherlands, Israel, Jordan, China and Vietnam; in consumer insight in the United States, China and Pakistan; in public relations and public affairs in the United States, the United Kingdom, Finland and Russia; in direct, digital and interactive in the United States, the United Kingdom, Hungary, Kenya, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore and in healthcare in Hong Kong.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2011, 2012 has started well with all geographies and sectors growing revenues. Our operating companies are hiring cautiously and responding to any geographic, functional and client changes in revenues – positive or negative. Operating profit is above budget and last year and the increase in margin is in line with the Group’s full year margin target of 0.5 margin points improvement.

Concerns about the Eurozone crisis, The Middle East, a Chinese hard-landing and rising commodity prices certainly affected consumer and corporate confidence globally in the second half of 2011 and was reflected in a slowdown in economic activity in most geographic regions and functional sectors. Despite this, advertising and marketing services expenditures continued to rise as Western based multi-national companies and increasingly new-market based companies are prepared to invest in both capacity and behind brands in fast growing markets. At the same time, they are also prepared to invest in brands to maintain or increase market share even amongst slower growth Western markets, such as the United States and Western Europe. This has the virtue of not increasing fixed costs, although we in the communications business regard brand spending as a fixed investment and not a discretionary cost. This positive double-whammy is clearly benefitting our industry once again this year, albeit at a slightly slower growth rate.

The pattern of 2012 looks very similar to 2010 and 2011. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5%. Advertising as a proportion of GDP should at least remain constant, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November should underpin industry growth by 1% alone this year. Both consumers and corporates are likely to continue to be cautious and risk averse, but should continue to purchase or invest in brands in both fast and slow growth markets. In addition, although there may not have been the required strong political leadership in the Eurozone, it is just possible that Europe will muddle through the current crisis, without a catastrophic failure, although the Iranian and Middle-Eastern situation poses another threat to global stability and oil prices. Some worry about Chinese growth rates and hard landings, although we see little let-up in Mainland China (up almost 17% like-for-like in the first quarter) and believe the worst case is a soft landing, following the strategies laid out in the 12th Five-Year Plan, which are good for us, as they focus on consumption, a social security safety net and the service industries.

One of the clouds on the horizon, may, however be 2013. There will be no maxi- or mini- quadrennial events in that year. It now seems more likely that President Obama will be re-elected and will have to confront the intimidating US budget deficit, whilst dealing with a Republican-controlled House of Representatives and/or Senate. Legislative gridlock may continue at a time when kicking the can down the road may no longer be viable and bond markets may strike. 2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in America. The first two events will continue to re-position Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa.

Financial guidance

The budgets for 2012 were prepared on a conservative basis, as usual, reflecting the faster growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the United States and Western Europe. We have now had sight of the preliminary quarter one forecasts which show some slight improvement over the budget at;

¢	Like-for-like revenue and gross margin growth of over 4%

¢	Targeted operating margin improvement of 0.5 margin points

In 2012, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and “horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) have returned close to historical highs of around 7% of revenues on a full year basis and continue to position the Group extremely well, if current market conditions change.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated through the appointment of over 30 global client leaders for our major clients, accounting for about one third of total revenues of $16 billion and country managers in half a dozen test markets. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches.

Our business is geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

¢	Revenue and gross margin growth greater than the industry average including acquisitions

¢	Improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more

¢	Annual PBIT growth of 10% to 15% p.a. delivered through revenue growth, margin expansion and acquisitions

For further information:

Sir Martin Sorrell	}
Paul Richardson	}	+44 20 7408 2204
Feona McEwan	}

Fran Butera		+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.